Exhibit 99.2
Execution Copy

TRANSACTION AGREEMENT
By and Among
LJH, LTD.,
OWL CREEK I, L.P., OWL CREEK II, L.P.,
OWL CREEK OVERSEAS FUND I, LTD.,
OWL CREEK OVERSEAS FUND II, LTD.
AND TAS HOLDING, INC.
As of April 10, 2006

TRANSACTION AGREEMENT
     TRANSACTION AGREEMENT, dated as of April 10, 2006 (the “Agreement”), is by and among LJH, Ltd., a Texas limited partnership (“LJH”), Owl Creek I, L.P., Owl Creek II L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., each a Delaware limited partnership (together, the “Owl Creek Investors,” and together with LJH, the “Investors”) with respect to certain transactions proposed to be undertaken by LJH and the Owl Creek Investors with respect to their ownership of TIMCO Aviation Services, Inc. (the “Company”), and TAS Holding, Inc., a Delaware corporation (“Newco”).
     WHEREAS, the Company has experienced continuing losses in its business during the fourth quarter of 2005 and in 2006 that are greater than had been planned for and which have restricted the Company’s liquidity and resulted in breaches of certain of the financial covenants (the “Defaults”) in the Financing Agreement dated April 5, 2004 between the Company, certain of its Subsidiaries named therein and CIT Group/Business Credit, Inc., as Agent and one of the “Credit Parties” named therein (“CIT”), as amended (the “CIT Facility”), and in the Restated and Amended Financing Agreement dated April 8, 2005 between the Company, certain of its Subsidiaries named therein and Monroe Capital Advisors, LLC as the “Lender” named therein (“Monroe”), as amended (the “Monroe/Fortress Facility”), which on April 11, 2005 was assigned to and is now held by Fortress Credit Opportunities I LP (“Fortress”).
     WHEREAS, the Investors have proposed to purchase the Monroe Facility and to modify its terms to, among other things, resolve the Defaults thereunder and make available to the Company $6 million of additional funding (the “Working Capital Infusion”), and by working with the Company to obtain amendments to the CIT Facility which will resolve the Defaults thereunder and make available to the Company additional credit to fund its business.
     WHEREAS, as a result of the Company’s financial difficulties in recent years and cumulative 1 for 50 reverse stock splits, the Company has a large number of shareholders who own fewer than 100 shares, and the aggregate ownership of the Company’s Common Stock by holders other than the Investors is approximately eleven percent;
     WHEREAS, the continuing financial distress of the airline industry may require additional loans or capital infusions by the Investors, which are complicated by applicable state and federal laws and regulations relating to transactions between the Investors and the Company so long as the Company continues to file reports with the SEC;
     WHEREAS, for the foregoing reasons, the Investors have determined to require, as a condition to taking action to resolve the Defaults and provide the Working Capital Infusion, that the Company agree to (a) merge with Newco, a newly formed Delaware corporation owned by the Investors, in a transaction whereby (i) holders of the Company’s Common Stock other than the Investors will be entitled to receive a cash amount of $4.00 per share and (ii) the Company shall continue as the surviving corporation and an Affiliate (as defined below) of the Investors and (b) issue to TAS up to 2,400,000 shares of Company Common Stock at a price of $2.50 per share;

     WHEREAS, the Investors desire to enter into this Agreement to provide for the various understandings and agreements between them with respect to the transactions described in this preamble and in this Agreement.
     NOW, THEREFORE, the Investors and TAS agree as follows:
ARTICLE I
DEFINITIONS
     1.1 Definitions. Certain capitalized terms are used in this Agreement as specifically defined in this Section 1.1 as follows:
     “Affiliate” means any Person directly or indirectly controlling, controlled by or under direct or indirect common control with the Company (or other specified Person) and shall include (a) any Person who is an officer, director, manager or beneficial holder of at least 10% of the outstanding equity securities of the Company (or other specified Person), (b) any Person of which the Company (or other specified Person) or any officer, director or manager of the Company (or other specified Person) shall, directly or indirectly, either beneficially own at least 10% of the outstanding equity securities or constitute at least a 10% participant, and (c) in the case of a specified Person who is an individual, Members of the Immediate Family of such Person; provided, however, that the Investors shall not be Affiliates of the Company for purposes of this Agreement.
     “Agreement” is defined in the Preamble.
     “By-laws” means all written rules, regulations, procedures and by-laws and all other similar documents, relating to the management, governance or internal regulation of a Person other than an individual, each as from time to time amended or modified.
     “Charter” means the articles or certificate of incorporation, certificate of formation, limited liability company agreement, statute, constitution, joint venture or partnership agreement or articles or other charter of any Person other than an individual, each as from time to time amended or modified.
     “CIT” is defined in the preamble.
     “CIT Facility” is defined in the preamble.
     “Closing Date” is defined in Section 2.6.
     “Commission” means the Securities and Exchange Commission.
     “Company” is defined in the Preamble.

     “Company Common Stock” means the common stock, $.001 par value per share, of the Company.
     “Company Shares” is defined in Section 5.2(a).
     “Contractual Obligation” means, with respect to any Person, any contracts, agreements, deeds, mortgages, leases, licenses, other instruments, commitments, undertakings, arrangements or understandings, written or oral, or other documents, including any document or instrument evidencing indebtedness, to which any such Person is a party or otherwise subject to or bound by or to which any asset of any such Person is subject.
     “Escrow Agreement” is defined in Section 2.3(c).
     “Exchange Act” means the Securities Exchange Act of 1934, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as from time to time amended and in effect.
     “Exercise Notice” is defined in Section 5.3(c)(ii).
     “Exercising Investor” is defined in Section 5.3(c)(ii).
     “Fortress” is defined in the preamble.
     “Independent Appraiser” means a third party appraiser which (i) does not have a current material business or other relationship with the Company, any shareholders of the Company or any of their respective Affiliates and (ii) is a nationally recognized investment banking or accounting firm or an Affiliate of such a firm.
     “Information Notice” is defined in Section 5.3(a).
     “Information Period” is defined in Section 5.3(a).
     “Investors” is defined in the preamble.
     “Legal Requirement” means any federal, state or local law, statute, standard, ordinance, code, order, rule, regulation, resolution, promulgation or any final order, judgment or decree of any court, arbitrator, tribunal or governmental authority, or any license, franchise, permit or similar right granted under any of the foregoing.
     “LJH” is defined in the preamble.
     “Merger” means the merger of the Company with and into Newco pursuant to the Merger Agreement.
     “Merger Agreement” is defined in Section 2.3(b).
     “Monroe” is defined in the preamble.
     “Monroe/Fortress Facility” is defined in the preamble.

     “Monroe/Fortress Facility Amendment” is defined in Section 2.1.
     “Monroe/Fortress Facility Assignment” is defined in Section 2.1.
     “Monroe/Fortress Facility Purchase Price” is defined in Section 2.1.
     “Newco” is defined in the preamble.
     “Newco Common Stock” means the common stock, $.001 par value per share, of Newco.
     “Notice Date” is defined in Section 5.3(c)(i)(5).
     “Option Closing Date” is defined in Section 5.3(c)(iii).
     “Option Notice” is defined in Section 5.3(c)(i).
     “Other Investors” is defined in Section 5.3(a).
     “Owl Creek Investors” is defined in the preamble.
     “Participation Agreement” is defined in Section 2.1.
     “Permitted Transferee” is defined in Section 5.2(b).
     “Person” means an individual, partnership, corporation, company, association, trust, joint venture, unincorporated organization and any governmental department or agency or political subdivision.
     “Proposed Transferee” is defined in Section 5.3(c)(i).
     “Registration Rights Agreement” is defined in Section 2.3(f).
     “Related Agreements” means the Stockholders Agreement, the Registration Rights Agreement, the Merger Agreement, the Escrow Agreement, the Amendment to Financing Agreement and the Participation Agreement.
     “Schedule 13e-3 Filing” is defined in Section 2.5.
     “Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be from time to time amended and in effect.
     “Selling Investor” is defined in Section 5.3(c)(i).
     “Specified Shares” is defined in Section 2.3(f).
     “Stockholders Agreement” is defined in Section 5.3(c)(i).

     “Subsidiary” means any Person of which the Company now or hereafter shall at the time (a) own directly or indirectly through a Subsidiary at least 50% of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or (b) constitute a general partner.
     “Tag Along Rights” is defined in Section 5.4(a).
     “Tag Along Investors” is defined in Section 5.4(b).
     “Transferring Investor” is defined in Section 5.3(a).
ARTICLE II
TRANSACTIONS
     2.1 Purchase of Monroe/Fortress Facility; Participation by Owl Creek Investors. On or before April 14, 2006, LJH will enter into an Assignment and Acceptance with Fortress providing for the purchase of the Monroe/Fortress Facility by LJH on the terms and conditions stated therein (the “Monroe/Fortress Facility Assignment”) in the form attached to this Agreement as Exhibit A, which terms include a cash payment to Fortress in respect of the principal, accrued interest, fees and expenses of Fortress of an amount not to exceed $18,750,000.00 (the “Monroe/Fortress Facility Purchase Price”). Contemporaneously therewith, the Owl Creek Investors shall execute and deliver to LJH a Participation Agreement in the form of Exhibit B to this Agreement (the “Participation Agreement”) providing for the participation in the Monroe/Fortress Facility by the Owl Creek Investors on the terms and conditions stated therein and their agreement to fund 19.48% of the Monroe/Fortress Facility Purchase Price at the time such payment is due, as specified in the Monroe/Fortress Facility Assignment. Such payment by the Owl Creek Investors shall be subject to the terms and conditions set forth in the Participation Agreement and will be made by wire of immediately available funds to the account designated by LJH to the Owl Creek Investors in a written notice provided to the Owl Creek Investors not less than twenty-four (24) hours prior to the closing contemplated by the Monroe/Fortress Facility Assignment.
     2.2 Amendment of Monroe/Fortress Facility; Working Capital Infusion. On or before April 14, 2006, LJH will enter into an Amendment to Financing Agreement with the Company and the other borrowers and guarantors named in the Monroe/Fortress Financing Agreement in substantially the form that has been delivered by LJH to the Owl Creek Investors (the “Monroe/Fortress Facility Amendment”), providing for certain amendments and waivers with respect to the Monroe/Fortress Facility to cure the Defaults and providing for an advance to the Company of Six Million and no/100’s Dollars ($6,000,000.00) of cash for use as working capital (the “Working Capital Infusion”). The Owl Creek Investors consent to the execution and delivery of the Monroe/Fortress Facility Amendment in substantially the form that has been delivered by LJH to the Owl Creek Investors, pursuant to the Participation Agreement, agree to fund One Million, One Hundred Sixty-eight Thousand, Eight Hundred and no/100s Dollars ($1,168,800.00) (19.48%) of the Working Capital Infusion, subject to the terms and conditions stated therein. Such payment by the Owl Creek Investors will be made by wire of immediately available funds to the account designated by LJH to the Owl Creek Investors in a written notice provided to the Owl Creek Investors not less than twenty-four (24) hours prior to the funding of the Working Capital Infusion contemplated by the Monroe/Fortress Facility Amendment. Any modification of the Monroe/Fortress Facility Amendment will be subject to the consent of each of the Investors, not to be unreasonably withheld.
     2.3 Organization and Capitalization of Newco.
     (a) LJH has organized Newco on April 10, 2006 pursuant to the certificate of incorporation and bylaws attached hereto as Exhibit C.
     (b) Upon execution of an Agreement and Plan of Merger between Newco and the Company as contemplated by Section 2.4 of this Agreement, (the “Merger Agreement”), LJH and the Owl Creek Investors agree to fund Newco with $10,006,524, representing the product of $4.00 multiplied by the number of issued and outstanding shares of Company Common Stock that are not owned by the Investors plus the number of shares of Company Common Stock that are issuable upon the exercise of existing conversion rights by the holders of the Subordinated Convertible Notes and holders of warrants, options and stock grant rights identified on Exhibit D to this Agreement. Of this amount, LJH will contribute the sum of $8,057,252 (89.52%) in return for the issuance by Newco to LJH of 2,014,313 shares of Newco Common Stock and the Owl Creek Investors will contribute the sum of $1,949,272.00 (19.48%) in return for the issuance by Newco to the Owl Creek Investors of 487,318 shares of Newco Common Stock.
     (c) The Investors agree that Newco may, pursuant to the Merger Agreement, deposit the sum of $10,006,524 in an escrow account subject to the terms of an Escrow Agreement between Newco and the Company (the “Escrow Agreement”) in substantially the form that has been delivered by LJH to the Owl Creek Investors, to be disbursed as provided in the Escrow Agreement and the Merger Agreement. Any modification of the Escrow Agreement will be subject to the consent of each of the Investors, not to be unreasonably withheld.
     (d) On or before the date that is two business days prior to the closing contemplated by the Merger Agreement, and subject to the satisfaction of the conditions to closing set forth in this Agreement in Section 2.6(f) and in the Merger Agreement, the Investors will contribute all shares of Company Common Stock owned by them to Newco. LJH will contribute 15,385,812 shares of Company Common Stock to Newco in return for the issuance by Newco to LJH of 15,385,812 shares of Newco Common Stock and the Owl Creek Investors will contribute an aggregate of 3,722,399 shares of Company Common Stock to Newco in return for the issuance by Newco to the Owl Creek Investors of 3,722,399 shares of Newco Common Stock.
     (e) On or before the date that is two business days prior to the closing contemplated by the Merger Agreement, and subject to the satisfaction of the condition to closing set forth in this Agreement in Section 2.7, LJH will endeavor to cause the Company to exchange of the principal balance of the Working Capital Infusion for 2,400,000 shares of the Company’s Common Stock pursuant to the Merger Agreement. The Investors agree to contribute all of such shares to Newco, of which 1,932,480 (80.52%) shares of Company Common Stock will be deemed contributed to Newco by LJH in return for the issuance by Newco to LJH of 1,932,480 shares of Newco Common Stock and 467,520 (19.48%) shares of Company Common Stock will be deemed contributed to Newco by the Owl Creek Investors in return for the issuance by Newco to the Owl Creek Investors of 467,520 shares of Newco Common Stock. LJH is authorized to take all reasonably necessary actions on behalf of the Investors to effect the transactions described in this Subparagraph (e); provided that before taking such actions LJH will provide the Owl Creek Investors with reasonable notice of such actions and a reasonable opportunity to review and consult in taking such actions.
     (f) The ownership of the Newco Common Stock issued to the Investors will be subject to the Stockholders Agreement by and among Newco and the parties named therein (the “Stockholders Agreement”) and the Registration Rights Agreement by and among Newco and the parties named therein (the “Registration Rights Agreement”), attached to this Agreement as Exhibit E and Exhibit F respectively, which have been executed and delivered simultaneously with this Agreement.
     (g) The closing (the “Closing”) of each issuance of Newco Common Stock described in this Section 2.3 shall take place at the offices of Bracewell & Giuliani LLP, 500 N. Akard, Suite 4000, Dallas Texas on the dates specified above or at such other place and time as the Investors may otherwise agree. At each closing, Newco will issue to each of the Investors certificates for the indicated number of shares of Newco Common Stock in such denominations as any of them may specify and each of the parties will execute and deliver such certifications, receipts and acknowledgements as any of the parties may reasonably request to evidence such actions.
     2.4 Merger Agreement. The Investors have initiated negotiations with the Company with respect to a proposed form of Merger Agreement. The final form of the Merger Agreement the Escrow Agreement the Amendment to Financing Agreement will be subject to the consent of each of the Investors, not to be unreasonably withheld. The Investors and Newco each agree to vote all shares of Company Common Stock, and the Investors agree to vote all shares of Newco Common Stock, owned by them to approve the Merger and any other matters submitted to a vote of the shareholders of the Company or of Newco in connection with any meeting of the Company’s or Newco’s shareholders held to consider and vote upon the Merger.
     2.5 SEC Filings. Each of the Investors agree to promptly file an amendment to their respective Schedule 13D’s with the SEC disclosing their agreement to pursue the transactions described in this Agreement and to provide each party to this Agreement with prompt notice of any development which would under applicable rules require an amendment to their respective Schedule 13D’s. LJH agrees that it will include Newco as a part of its affiliated group in its Schedule 13D filing. Each of the Investors agree to provide the other with a reasonable opportunity to review and comment on each proposed amendment to its Schedule 13D prior to its filing. The Investors understand that a Schedule 13E-3 filing with the SEC under Rule 13E-3 (the “Schedule 13e-3 Filing”) will be required in order to consummate the exchange of the Working Capital Infusion for 2,400,000 shares of Company Common Stock and consummate the Merger. Newco and the Investors agree to make the Schedule 13E-3 Filing as promptly as practicable after execution of the Merger Agreement but in no event later than 10 Business Days after the date thereof. No filings of, or amendment or supplement to, the Schedule 13E-3 Filing will be made by Newco or the Investors without providing the Investors a reasonable opportunity to review and comment thereon. Each of the Investors agrees to promptly provide the information reasonably required for inclusion in each filing with the SEC necessary to consummate the transactions contemplated herein, and represents and warrants to the other parties to this Agreement that all such information provided solely with respect to such party will be true and correct in all material respects and will not misstate any material fact or omit to state any material fact required to be stated therein, in light of the circumstances in which they were made, in order that the information provided will not be misleading.
     2.6 Conditions to Closing for the Investors. The Investors’ several obligations to take the actions described in Section 2.1, 2.2, 2.3 and 2.4 of this Agreement on the dates contemplated therein (each such date being a “Closing Date”) are subject to the satisfaction, on or prior to each such Closing Date, of the conditions set forth in the Related Agreement corresponding to such Closing Date and of the following conditions:
          (a) Representations and Warranties Correct. The representations and warranties made by each of the parties herein shall have been true and correct when made and shall be true and correct on and as of the applicable Closing Date with the same force and effect as though made on and as of the Closing Date, except for any representations and warranties that are made as of a specific date which shall only be required to be true and correct as of such date.
          (b) Performance. All covenants, agreements and conditions contained in this Agreement to be performed or complied with by each of the Investors on or prior to the applicable Closing Date shall have been performed or complied with.
          (c) Secretary’s Certificate. The Investors shall have received copies of each of the following:
               (i) the Certificate of Incorporation of Newco, certified by the Secretary of State of the State of Delaware, and copies of the Bylaws of Newco, certified by the Secretary of Newco;
               (ii) resolutions of the Board of Directors of Newco, the form and substance of which are reasonably satisfactory to the Investors, authorizing any actions being taken by Newco in connection with such Closing.
          (d) Board of Newco. As of the initial Closing Date, the Board of Directors of Newco shall be constituted in accordance with the Stockholders Agreement.
          (e) Consents. All consents and approvals to the transactions contemplated by this Agreement required to be obtained from any third party shall have been obtained.
          (f) Legality. All authorizations, approvals or permits of any governmental authority or regulatory body that are required in connection with such action shall have been duly obtained and shall be in full force and effect.
          (g) General. All instruments and legal and organizational proceedings in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Investors, and the Investors shall have received copies of all documents, including records of company proceedings and officers’ certificates, which they may have reasonably requested in connection therewith.

     2.7 Conditions to Issuance of Company Stock. The right and obligation of the Investors and TAS to (a) consummate the exchange of the principal balance of the Working Capital Infusion for the issuance of up to 2,400,000 shares of Company Common Stock pursuant to Section 2.3(e) of this Agreement, and (b) consummate the Merger contemplated by the Merger Agreement, are expressly subject to satisfaction of the condition that all required filings with the SEC by the Company, TAS and its Affiliates shall have been made, and all related deliveries of documents to the stockholders of the Company and the passage of notice periods required under the Exchange Act, shall have occurred, including those contemplated by Sections 14(a) and 13(e) of the Exchange Act and the rules and regulations thereunder, to the extent applicable.
     2.8 Conditions to Funding. The obligation of the Investors and TAS to consummate the transactions contemplated by Sections 2.2, 2.3(b), (c), (d) and (e) and Section 2.4 are subject to the execution and delivery of each of the Related Agreements in the form approved by the Investors, such approval not to be unreasonably withheld.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE INVESTORS
LJH hereby represents and warrants to the Owl Creek Investors and Newco, and each of the Owl Creek Investors, jointly and severally, hereby represents and warrants to LJH and Newco, as follows:
     3.1 Organization. It is duly organized and validly existing and in good standing under the laws of its state of organization.
     3.2 Organizational Power. It has all necessary power and authority to enter into and perform this Agreement and the Related Agreements to which it is a party, to own all the properties owned by it and to carry on the businesses now conducted or presently proposed to be conducted by it. It has taken all action necessary to authorize this Agreement and the Related Agreements to which it is a party.
     3.3 Authorization. All approval and action on the part of such Investor by its owners and its governing body necessary for the due authorization, execution and delivery of this Agreement and the Related Agreements to which it is a party and the consummation of the transactions contemplated herein and therein has been or will be taken. This Agreement and the Related Agreements to which such Investor is a party are legal, valid and binding agreements of the Investor, enforceable in accordance with their terms. The execution, delivery and performance by such Investor of this Agreement and the Related Agreements to which it is a party will not result in any violation of or be in conflict with, or result in a breach of or constitute a default under, any term or provision of any Legal Requirement to which such Investor is subject, its organizational documents, or any Contractual Obligation to which such Investor is a party or by which it is bound.

     3.4 Accredited Investor; Investment. It is an “accredited investor” for purposes of Regulation D under the Securities Act and that it has sufficient knowledge and experience in evaluating and investing in companies similar to Newco and the Company so as to be able to evaluate the risks and merits of its investment in Newco and the Company and is able financially to bear the risks thereof. Each Investor acknowledges that an investment in Newco and in the Company involves a substantial degree of risk of loss of such Investor’s entire investment and that there is no assurance of any income from such investment. It is acquiring the Newco Common Stock and Company Common Stock described herein for investment, for its own account and not with a view to, or for resale in connection with, any distribution thereof, and that such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.
     3.5 Title; No Adverse Claims. The Company Common Stock contributed to Newco by such Investor as contemplated by Section 2.3 of this Agreement is owned by such Investor of record and beneficially and is being conveyed to Newco free of all adverse claims.
     3.6 Litigation. As of the date of this Agreement, no litigation or proceeding before, or investigation by, any foreign, federal, state or municipal board or other governmental or administrative agency or any arbitrator is pending or, to the Investor’s knowledge, threatened, against such Investor with respect to its ownership of Company Common Stock or the transactions contemplated by this Agreement.
     3.7 Consents. No consent, approval, qualification, order or authorization of, or filing with any governmental authority is required in connection with such Investor’s valid execution, delivery or performance of this Agreement and the Related Agreements to which it is a party, except as expressly contemplated herein or in the Related Agreements.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF NEWCO
Newco represents and warrants to each Investor as follows:
     4.1 Organization. Newco is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware.
     4.2 Company Power. Newco has all necessary corporate power and authority to enter into and perform this Agreement and the Related Agreements to which it is a party, to issue and sell the Newco Common Stock contemplated by this Agreement, to own all the properties owned by it and to carry on the businesses now conducted or presently proposed to be conducted by it. Newco has taken all action necessary to authorize this Agreement, the Related Agreements to which it is a party and the issuance of the Newco Common Stock to be issued and sold hereunder.
     4.3 Subsidiaries; Business. Newco has no Subsidiaries. Except for the transactions contemplated by this Agreement, Newco has not conducted any business or entered into any agreement or understanding with any person since the date of its organization.

     4.4 Capitalization. Except as contemplated by this Agreement, Newco has no issued or outstanding capital stock nor any obligation to issue its capital stock to any Person. All of the shares of Newco Common Stock to be issued to the Investors pursuant to this Agreement will be, upon consummation of the transactions contemplated by this Agreement, validly issued, fully paid, nonassessable and subject to no lien or restriction on transfer, except restrictions on transfer imposed by the Related Agreements and applicable securities laws.
     4.5 Authorization. All securityholder approval and action on the part of Newco necessary for the due authorization, execution and delivery of this Agreement and the Related Agreements to which Newco is a party and the consummation of the transactions contemplated herein and therein, has been or will be taken prior to the applicable Closing Date. This Agreement and the Related Agreements to which Newco is a party are legal, valid and binding agreements of Newco, enforceable in accordance with their terms. Subject to the accuracy of the representations and warranties made by the Investors herein, the execution, delivery and performance by Newco of this Agreement and the Related Agreements to which Newco is a party and the issuance of the Newco Common Stock by Newco to the Investors will not result in any violation of or be in conflict with, or result in a breach of or constitute a default under, any term or provision of any Legal Requirement to which Newco is subject, or Newco’s organizational documents, or any Contractual Obligation to which Newco is a party or by which it is bound.
     4.6 Outstanding Debt: Absence of Liabilities. Newco does not have any material liabilities or obligations, contingent or otherwise, which are not described in this Agreement.
     4.7 Litigation. As of the date of this Agreement, no litigation or proceeding before, or investigation by, any foreign, federal, state or municipal board or other governmental or administrative agency or any arbitrator is pending or, to Newco’s knowledge, threatened against Newco.
     4.8 Consents. No consent, approval, qualification, order or authorization of, or filing with any governmental authority is required in connection with Newco’s valid execution, delivery or performance of this Agreement or the Related Agreements to which it is a party, or the offer, issue or sale of the Newco Common Stock to the Investors by Newco, or the consummation of any other transaction pursuant to this Agreement on the part of Newco, except filings expressly contemplated by this Agreement or the relevant Related Agreements.
ARTICLE V
COVENANTS OF THE INVESTORS
     5.1 Expenses. Each party to this Agreement will bear its own expenses incurred on its behalf with respect to this Agreement and the Related Agreements, provided that upon the closing of the Merger, the Investors may, pursuant to the Merger Agreement, seek reimbursement of their reasonable expenses, including fees of their respective counsel, from the Company to be allocated 80.52% to LJH and 19.48% to the Owl Creek Investors.

     5.2 General Restriction; Permitted Transfers.
          (a) General. Except as otherwise provided herein, no Investor shall, directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of (whether by operation of law or otherwise) (each, a “transfer”) any shares of Company Common Stock (the “Company Shares”) or any right, title or interest therein or thereto. The provisions of this Section 5.2 shall immediately terminate and be null and void upon the earlier of the consummation of the Merger or the termination of the Merger Agreement.
          (b) Permitted Transfers. An Investor may transfer Company Shares to (i) an Affiliate of such Investor or (ii) upon the liquidation or dissolution of such Investor, any general or limited partner, member or shareholder of such Investor (each Person referred to in the preceding clauses (i) and (ii) is herein referred to as a “Permitted Transferee”). Any transfer pursuant to this Section 5.2(b) may be effected without complying with the provisions of Section 5.. Upon the consummation of, and as a condition to, any transfer pursuant to this Section 5.2(b), the transferee must execute an Addendum in the form of Exhibit I hereto and thereby become a party to, and be bound by, the terms and provisions of this Agreement. References in this Agreement to Company Shares held or owned by any Investor shall be deemed to include Company Shares held or owned by any such Permitted Transferee(s) and references to actions to be taken by an Investor shall be taken jointly by such Investor and its Permitted Transferee(s).
          (c) Pledge or Grant of Security Interest by Investor. An Investor may pledge all or a portion of its Company Shares or grant a security interest therein to secure indebtedness of such Investor or any of its Permitted Transferees owing to a bank, other financial institution or other financing source; provided, however, that the pledge agreements or other related financing agreements of any Investor shall be subject to and acknowledge the rights of the Company and the other Investors set forth herein.
     5.3 Notice Prior to Sale; Right of First Refusal.
          (a) Information Notice. Except for a transfer permitted by Section 5.2(b) and (c) and subject to compliance with the provisions of Section 5.5, prior to any transfer of Company Shares by an Investor (a “Transferring Investor”), such Transferring Investor shall not approach any bona fide buyer prior to informing the other Investors (the “Other Investors”), in writing (the “Information Notice”) of the Transferring Investor’s desire to seek a buyer after the expiration of ten (10) days from the date of said Information Notice. The Transferring Investor, through its representatives, shall meet or confer with the Other Investors regarding its plans and proposals at reasonable times and places during the ten (10) days following the Information Notice (the “Information Period”). The Owl Creek Investors shall be treated as a single Investor for purposes of this Section 5.3 and Sections 5.4 and 5.5.
          (b) Permitted Transfers. Upon the expiration of the Information Period, the Transferring Investor may consummate a sale of the Company Shares by entering within 120 days from the expiration of the Information Period into a definitive agreement with a third party. If any sale to a third party pursuant to this clause (b) is not consummated within 120 days of the date of execution of the applicable purchase agreement, the restrictions provided for herein shall again become effective, and no transfer of the Company Shares may be made thereafter (other than in a transfer pursuant to Section 5.2(b) and (c)) by the Transferring Stockholder without again notifying the Other Investors in accordance with this Section 5.3.
          (c) Right of First Refusal.
               (i) Except for a transfer permitted by Section 5.2(b) or 5.3(b), if an Investor or a Permitted Transferee (collectively, the “Selling Investor”) desires to sell, dispose of, or otherwise transfer all or any of its Company Shares (the “Specified Shares”) to any Person (the “Proposed Transferee”) that is not an Affiliate or Permitted Transferee of such Investor and who has made an unsolicited bona fide offer to purchase such specified Shares, then, before transferring any of the Specified Shares to such Proposed Transferee, (i) it shall have obtained a bona fide written offer to purchase the Specified Shares at a stated dollar price per share for cash, and (ii) it shall give written notice (the “Option Notice”) to the other Investors. The Option Notice shall:
                         (1) certify that the Selling Investor has received a bona fide written offer to purchase the Specified Shares and enclose a copy of such offer,
                         (2) identify the Proposed Transferee who has made such bona fide offer,
                         (3) state the number of Company Shares the Proposed Transferee has offered to purchase,
                         (4) state the purchase price per share for the Company Shares to be transferred and other material terms and conditions of the Proposed Transferee’s offer to purchase the Specified Shares, and
                         (5) state the date on which the Option Notice is being sent (the “Notice Date”).
               (ii) On or before the twentieth (20th) day after the Notice Date, any other Investor (the “Exercising Investor”) may exercise an option to purchase all of the Specified Shares for the same purchase price and on the same terms and conditions as the Proposed Transferee’s offer as set forth in the Option Notice. The Exercising Investor shall exercise its option by giving written notice to the Selling Investor (the “Exercise Notice”).
               (iii) The closing for the purchase by the Exercising Investor of the Specified Shares under Section 5.3(c) shall be held at 10:00 a.m. at the principal office of the Company, on the date specified in the Exercise Notice (the “Option Closing Date”), which date shall be not earlier than 30 days nor later than 60 days after the date of the Exercise Notice. The purchase price and all other terms for such purchase of the Specified Shares shall be as set forth in the Option Notice. At such closing, the Selling Investor shall deliver certificates representing the Specified Shares, duly endorsed for transfer and accompanied by all requisite stock transfer taxes, if any, against payment of the purchase price therefore, and the Specified Shares shall be free and clear of any liens, charges, claims or encumbrances (other than restrictions imposed pursuant to applicable Federal and state securities laws and restrictions imposed by this Agreement) and the Selling Investor shall so represent and warrant. Each Selling Investor shall further represent and warrant that it is the record and beneficial owner of the Specified Shares and make such additional representations and warranties as shall be customary in transactions of a similar nature.
               (iv) If the other Investor does not elect to purchase all of the Specified Shares set forth in the Option Notice, the Selling Investor may transfer the Specified Shares to the Proposed Transferee named in the Option Notice for the consideration and upon the terms set forth in the Option Notice. The transfer of the Specified Shares to the Proposed Transferee must be consummated within a period of ninety (90) days after the date of the Notice Date. Any transfer after the expiration of such 90-day period and any transfer to a different transferee or for different consideration or upon terms and conditions different from those set forth in the Option Notice shall be null and void.
     5.4 Tag Along Rights.
          (a) LJH may not and shall cause its Affiliates not to, transfer any Company Shares other than to a Permitted Transferee if such transactions, together with all Company Shares previously transferred by LJH to one or more third parties, would, if consummated, result in LJH transferring more than 25% of the aggregate number of Company Shares held by LJH (without giving effect to any previous transfers pursuant to Section 5.2(b) or (c) or this Section 5.4), unless each of the Owl Creek Investors are offered a right to sell (the “Tag Along Right”) their Company Shares in such transfer with LJH. Any sale pursuant to this Section 5.4 shall be made after compliance with the provisions of Section 5.3(a).
          (b) At least 20 days prior to any such transfer, LJH will deliver a sale notice to the Owl Creek Investors specifying the identity of the prospective transferee(s) and disclosing in reasonable detail the number of Company Shares, the price, which shall be payable solely in cash at the closing of the transaction or in installments over time, a good faith estimate of the costs for such transfer and other terms and conditions of the proposed transfer, including, without limitation, the expected aggregate holdings (in terms of dollars and percentage) by LJH of the Company Shares immediately after consummation of such proposed transfer. The Owl Creek Investors who elect to participate in the proposed transfer (the “Tag Along Investors”) shall deliver written notice of their election to participate to LJH prior to the expiration of such 20-day period.
          (c) Each Tag Along Investor will be entitled to sell in such proposed transfer, at the same price and on the same terms as LJH, a number of Company Shares equal to the product of (x) the quotient determined by dividing the number of Company Shares then held by such Tag Along Investor by the aggregate number of Company Shares held by LJH and all Tag Along Investors multiplied by (y) the number of Company Shares to be sold in such proposed transfer. The number of Company Shares proposed to be transferred by LJH in the current transfer shall be reduced to the extent necessary to provide for the sale of Company Shares by each Tag Along Investor exercising its rights hereunder.
          (d) Permitted Transfer. LJH and the Tag Along Investors may transfer the Company Shares at the price and on the terms and conditions set forth in the sale notice for a period of 60 days from the expiration of the 20-day period commencing on the date of delivery of the sale notice to the other Investors. Any Company Shares not transferred within such period again shall be subject to the provisions of this Section 5.4 in connection with any subsequent transfer.
          (e) Failure to Exercise Option. The failure of any Investor to give written notice as specified in this Section 5.4 within the time period specified herein shall be deemed to be a waiver of its rights under this Section 5.4.
ARTICLE VI
MISCELLANEOUS
     6.1 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail or otherwise delivered by hand or by messenger addressed:
     If to LJH or to Newco, to it at 377 Neva Lane, Denison, TX 75020 attention: Mr. Lacy Harber, telecopy: (903) 465-6514, with a copy to Bracewell & Giuliani, LLP, 500 N. Akard Street, Suite 4000, Dallas, Texas 75201-3387, attention: Michael W. Tankersley, Esq., telecopy (214) 758-8366, or at such other address as LJH or Newco shall have specified by notice to the other parties to this Agreement.
     If to any of the Owl Creek Investors, to it at 640 Fifth Avenue, 20th Floor, New York, NY 10019, attention: Mr. Daniel Sapadin, with a copy to Schulte Roth & Zabel, LLP, 919 Third Avenue, New York, NY 10022 , attention: Peter J. Halasz, Esq., telecopy: (212-593-5955.
     All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile or e-mail (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) 72 hours after being deposited in the U.S. mail, first class with postage prepaid. In the event of any conflict between the Company’s books and records and this Agreement or any notice delivered hereunder, the Company’s books and records will control absent fraud or error.
     6.2 Press Releases. The Investors shall agree on the form of each press release by any of them or by Newco related to this Agreement or the transactions contemplated hereby to the extent that any such press release references an Investor or an Affiliate of such Investor.
     6.3 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Investors.
     6.4 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the personal representatives, successors and assigns of the respective parties hereto. Newco shall not have the right to assign its rights or obligations hereunder or any interest herein without obtaining the prior written consent of the Investors and any attempted assignment otherwise shall be void; obligations of Newco set forth herein shall not be applicable to the Company following consummation of the Merger and the Company shall not, as a consequence of the Merger, become a party to this Agreement. The Investors may assign or transfer their rights under this Agreement to the extent permitted herein and by the other agreements between the respective parties and the Company. Whether or not any express assignment has been made in this Agreement, provisions of this Agreement that are for the Investors’ benefit as the holder of any Company Common Stock are also for the benefit of, and enforceable by, all subsequent holders of the Company Common Stock.
     6.5 General. The invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of any other term or provision hereof. The headings in this Agreement are for convenience of reference only and shall not alter or otherwise affect the meaning hereof. This Agreement, the Related Agreements and the other written agreements of the parties referred to herein or therein constitute the entire understanding of the parties hereto with respect to the subject matter hereof and thereof and supersede all present and prior agreements, whether written or oral. This Agreement shall be governed by and construed in accordance with the laws (other than the conflict of laws rules) of the State of Delaware, and shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.
     6.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. One or more counterparts of this Agreement or any Exhibit or Schedule hereto may be delivered via facsimile and such facsimile counterpart shall have the same effect as an original counterpart hereof.
     6.7 Cawthron Employment. Each of the Investors shall negotiate in good faith and mutually agree upon the terms and conditions of employment for Mr. John Cawthron with the Company, based on the terms and conditions orally discussed as of the date hereof among the Investors.
     6.8 Governing Law; Jurisdiction. The laws of the State of Delaware, without reference to conflict of laws principles, shall govern the validity, construction and interpretation of this Agreement. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought exclusively in the courts of the State of Delaware and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address provided in accordance with Section 6.1, such service to become effective 10 days after such mailing.
[Signature pages follow]

     The undersigned have executed this Transaction Agreement as of the date first above written.

TAS HOLDING, INC.

By: /s/ John Cawthron
Name:	John Cawthron
Title:	President

LJH, LTD.
By: DLH Management, LLC, its general partner

By:
Name:	Lacy Harber
Title:	President

OWL CREEK I L.P.
By: Owl Creek Advisors, LLC its General Partner

By: /s/ Jeffrey Altman
Name:	Jeffrey Altman
Title:	Managing Member

OWL CREEK II L.P.
By: Owl Creek Advisors, LLC its General Partner

By: /s/ Jeffrey Altman
Name:	Jeffrey Altman
Title:	Managing Member

OWL CREEK OVERSEAS FUND LTD.

By: /s/ Jeffrey Altman
Name:	Jeffrey Altman
Title:	Director

OWL CREEK OVERSEAS FUND II, LTD.

By: /s/ Jeffrey Altman
Name:	Jeffrey Altman
Title:	Director

Exhibit D to Transaction Agreement.
Summary of Outstanding Common Stock, Options, Warrants, Conversion Rights of TIMCO Aviation Services, Inc. and TAS Holding, Inc.

Shareholders	No. of shares	Payoff @ $4
LJH	15,385,812	0
Owl Creek	3,722,399	0
Public Shareholders	2,333,299	$9,333,196

Total shares outstanding	21,441,510

LJH Warrant	47,125	188,500
New Sr. Conv Notes due 12/31/2006	71,219	284,876
Junior Conv Notes due 1/2/2007	38,738	154,952
Restricted shares per West Emp. Ag.	11,250	45,000
Subtotal of conversion/warrant rts.	168,332	673,328
Subtotal of purchased shares	2,501,631	$10,006,524
Total	21,609,842
TAS Holding, Inc. Share Issuances

Shareholders	No. of shares	Consideration
LJH — exchange of TIMCO shares	15,385,812	15,385,812 TIMCO Shs
Owl Creek — exchange of TIMCO shares	3,722,399	3,722,399 TIMCO Shs
Subtotal	19,108,211	19,108,211 TIMCO Shs
Cash Capital Contribution to Newco
Portion to LJH (80.52%)	2,014,313	$8,057,252
Portion to Owl Creek Investors (19.48%)	487,318	1,949,272
Subtotal	2,501,631	$10,006,524

Exchange of Working Cap. Infusion
Portion to LJH (80.52%)	1,932,480	$4,831,200
Portion to Owl Creek Investors (19.48%)	467,520	1,168,800
Subtotal	2,400,000	$6,000,000
Total Newco Shares	24,009,842